05038552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 53441

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AQUILO PARTNERS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE MARITIME PLAZA, 15th FLOOR
(No. and Street)

SAN FRANCISCO (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN RUMSEY (415) 677-0309
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAUTZE & LAUTZE, CPAs & FINANCIAL ADVISORS
(Name — if individual, state last, first, middle name)

111 WEST ST. JOHN STREET, SUITE 1010, SAN JOSE CA 95113
(Address) (City) (State) (Zip Code)

SEC RECEIVED MAR 0 1 2005 WASH. D.C. 185 SECTION PROCESSING

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN RUMSEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AQUILO PARTNERS, INC., as of DECEMBER 31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public

JULIE A. MCGUIRE
Commission # 1425659
Notary Public - California
San Francisco County
My Comm. Expires Jun 21, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AQUILO PARTNERS, INC.

FINANCIAL STATEMENT

For The Year Ended December 31, 2004

LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Aquilo Partners, Inc.
San Francisco, California

We have audited the accompanying statement of financial condition of *Aquilo Partners, Inc.* (the Company) as of December 31, 2004, that the Company is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of *Aquilo Partners, Inc.* as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statement taken as a whole. The data contained in Schedules I, II, III, and IV is presented as supplementary information required by rules 15c3-3 and 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Lautze & Lautze

San Jose, California
February 4, 2005

AQUILO PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS	
Current assets:	
Cash and cash equivalents	$ 913,537
Fees receivable	20,000
Other assets	68,523
Total current assets	1,002,060
Investments	233,650
Computer equipment, net of accumulated depreciation	10,336
Organization cost, net of accumulated amortization	1,251
Total assets	$ 1,247,297
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable	$ 49,206
Income tax payable	15,600
Total current liabilities	64,806
Commitments	
Stockholders' equity:	
Common stock, $.0001 par value; 30,000,000 shares authorized; 501,873 shares issued and outstanding	50
Paid-in capital	272,203
Retained earnings	910,238
Total stockholders' equity	1,182,491
Total liabilities and stockholders' equity	$ 1,247,297

See notes to financial statement.

AQUILO PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Aquilo Partners, Inc. (the Company) was incorporated in California in March 2001. The Company is a member of the National Association of Securities Dealers (NASD). The Company is a boutique investment banking firm specializing in mergers and acquisitions, advisory services and private placements for life science companies. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Computer Equipment

Computer equipment is stated at cost and is depreciated on the straight-line basis over three years, the estimated useful lives of the assets.

Organization Costs

Organization expenses are stated at cost and are amortization on a straight-line basis over five years.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of receivables and payables approximate fair value because of the short maturity of these instruments.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fees Receivable

Fees receivable are uncollateralized obligations due to the Company. Fees are recognized in accordance with contract terms.

Fees receivable are due under normal trade terms requiring payment within 30-45 days from the settlement date. In the past, the Company has not experienced problems with collections and therefore, no interest is incurred on delinquent accounts, nor is there a policy regarding when an account is considered delinquent.

Payments of fees receivable are allocated to specific contracts.

The Company uses the allowance method to account for uncollectible receivables. Based on past collection experience, it has not been considered necessary to set up an allowance account.

Reimbursed Expenses

Contracts allow for the Company to obtain reimbursement for all reasonable out of pocket costs and expenses incurred. These expenses are primarily legal, travel and general administrative expenses.

These reimbursements are shown as a credit to expenses in the statement of income. Any reimbursements outstanding at the year-end have been accrued and are included in other assets.

Investments

The Company is holding 325,000 shares of Series B Preferred stock in Saegis Pharmaceuticals, Inc., a privately held company. This stock was received in consideration for services provided. As the investment is not traded on a national exchange, a market value is not readily obtainable and therefore the investment is carried at cost at the date of acquisition. Management believes that this value approximates market value.

The Company is holding warrants to purchase preferred stock in AlgoRx Pharmaceuticals, Inc., a privately held company. These warrants were received in consideration for services provided. As the investment is not traded on a national exchange, a market value is not readily obtainable. The investment is valued using a modified Black Scholes pricing model. The warrants expire in 2009 or at the time of the initial public offering, whichever is earlier. The value of the warrants have been adjusted to reflect estimated fair market value based upon a modified Black Scholes pricing model computation.

The Company also holds 83,580 shares of common stock of Cengent Therapeutic, Inc., a privately held company. This stock was received in consideration for services provided to a predecessor company. The Company believes that these are of negligible value and therefore there is no value recorded on the financial statements for this investment.

All investments are held for future sale, in the advent of a market value change, any gain or loss will be reported on the income statement.

AQUILO PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations of Credit Risk

Financial Instruments

Financial instruments, which potentially subject the Company to concentrations of credit risks, principally consist of cash equivalents. The Company maintains its cash in bank accounts which may, at times, exceed the federally-insured limits. The Company has not experienced any losses in such accounts. Management believes that it is not exposed to any significant credit risk on short-term investments and cash equivalents.

Concentrations

The Company concentrates its efforts on a small number of clients each year. These clients will change as projects are completed and new projects commence. During 2004, the Company recognized revenue on five contracts.

The Company's ability to generate new contracts is dependent upon the overall economic condition of the industries in which the potential customers operate.

2. COMPUTER EQUIPMENT

Computer equipment	$ 18,282
Less accumulated depreciation	(7,946)
	$ 10,336

3. ORGANIZATION COST

Organization expenses	$ 5,005
Less accumulated amortization	(3,754)
	$ 1,251

4. OTHER ASSETS

Reimbursement receivable	$ 27,244
Prepaid expenses	41,279
	$ 68,523

5. RELATED PARTY

Included in accounts payable is $13,821 due to stockholders.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULES 15c3-3 AND 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Aquilo Partners, Inc.
San Francisco, California

We have audited the accompanying financial statement of Aquilo Partners, Inc. as of and for the year ended December 31, 2004, and have issued our report thereon dated February 4, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rules 15c3-3 and 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

San Jose, California
February 4, 2005

AQUILO PARTNERS, INC.

SUPPLEMENTARY FINANCIAL INFORMATION

For The Year Ended December 31, 2004

AQUILO PARTNERS, INC.
FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
December 31, 2004

Schedule I

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$ 1,182,491
2.	Deduct ownership equity not allowable for Net Capital		
3.	Total ownership equity Qualified for Net Capital		
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
	B. Other (deductions) or allowable credits (List)		
5.	Total capital and allowable subordinated liabilities		
6.	Deductions and/or charges		
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) (See Note D)	$ 333,760	
	B. Secured demand note deficiency		
	C. Commodity futures contracts and spot commodities proprietary capital charges		
	D. Other deductions and/or charges		333,760
7.	Other additions and/or allowable credits (List)		
8.	Net capital before haircuts on securities positions		848,731
9.	Haircuts on securities (computed where applicable pursuant to 15c3-1(f))		
	A. Contractual securities commitments		
	B. Subordinated securities borrowings		
	C. Trading and investment securities		
	1. Exempted securities		
	2. Debt securities		
	3. Options		
	4. Other securities		
	D. Undue Concentration		
	E. Other (List)	748	748
10.	Net Capital		$ 847,983

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 18)	$ 4,320
12.	Minimum dollar net capital requirement of reporting broker or dealer minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13.	Net capital requirement (greater of line 11 or 12)	5,000
14.	Excess net capital (line 10 less 13)	842,983
15.	Excess net capital at 1000% (line 10 less 10% of line 18)	$ 841,502

See independent auditors' report for supplementary financial information.

AQUILO PARTNERS, INC.
FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (CONTINUED)
December 31, 2004

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total liabilities from Statement of Financial Condition		$ 64,806
17. Add:		
A. Drafts from immediate credit		
B. Market value of securities borrowed from which no equivalent value is paid or credited		
C. Other unrecorded amounts (List) proprietary capital charges		
18. Total aggregate indebtedness		$ 64,806
19. Percentage of total aggregate indebtedness to net capital (line 18 divided by line 10)		8 %

OTHER RATIOS

20. Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d)	0 %

NOTES

(A) The minimum net capital requirement should be computed by adding the minimum dollars net capital requirement of the reporting broker dealer and for each subsidiary to be consolidated the greater of

1. Minimum dollar net capital requirement or

2. 6 2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities, which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5. Respondent should provide a list of material non-allowable assets. Non-allowable assets consist of the following:

Fees receivable	$ 20,000
Other assets	68,523
Investments	233,650
Computer equipment	10,336
Organization expenses	1,251
	$ 333,760

(D) Other haircuts consist of amounts calculated on certificates of deposit.

AQUILO PARTNERS, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2004

Schedule II

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

AQUILO PARTNERS, INC.
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2004

Schedule III

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

See independent auditors' report for supplementary financial information.

AQUILO PARTNERS, INC.
RECONCILIATIONS PURSUANT TO RULE 17a-5
December 31, 2004

Schedule IV

1. Reconciliation of Computation of Net Capital to Respondent's Computation

   There was no difference between the computation per Schedule I and the respondent's computation.